UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2019

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of March 31, 2019.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on April 1, 2019 (“the 2018 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of petrochemical gases, liquified petroleum gas, or “LPG”, and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

We employ our vessels through a combination of time charters, voyage charters and contracts of affreightment (“COAs”). Our fleet consists of 38 vessels; 33 of these are semi- or fully-refrigerated handysize liquefied gas carriers; four are midsize 37,300 cubic meters, or “cbm”, ethylene/ethane capable semi-refrigerated liquefied gas carriers and one is a 38,000 cbm fully refrigerated liquefied gas carrier. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

In January 2018, we entered into a 50/50 joint venture (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). Our joint venture partner is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Marine Export Terminal. Our share of the capital cost for the construction of the Marine Export Terminal is expected to be $155.0 million of which we had contributed $72.5 million to the Export Terminal Joint Venture as of March 31, 2019. On April 26, 2019, we made an additional $8.0 million capital contribution to the Export Terminal Joint Venture.

The Marine Export Terminal is expected to begin commercial operations in the fourth quarter of 2019. Once completed, it is expected that the Marine Export terminal will have the capacity to export approximately one million tons of ethylene annually. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour and is expected to be completed in late 2020.

Our Fleet

The following table sets forth our vessels as of May 13, 2019:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Time charter	October 2020
Navigator Neptune	2000	22,085	Spot market	—
Navigator Pluto	2000	22,085	Time charter	June 2019
Navigator Saturn	2000	22,085	Contract of affreightment	April 2020
Navigator Venus	2000	22,085	Contract of affreightment	April 2020
Navigator Atlas	2014	21,000	Spot market	—
Navigator Europa	2014	21,000	Contract of affreightment	April 2020
Navigator Oberon	2014	21,000	Contract of affreightment	April 2020
Navigator Triton	2015	21,000	Contract of affreightment	April 2020
Navigator Umbrio	2015	21,000	Spot market	—
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Time charter	November 2020
Navigator Nova	2017	37,300	Time charter	June 2019
Navigator Prominence	2017	37,300	Time charter	June 2019

Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	June 2019
Navigator Aries	2008	20,750	Time charter	May 2020
Navigator Capricorn	2008	20,750	Time charter	June 2019
Navigator Gemini	2009	20,750	Spot market	—
Navigator Pegasus	2009	22,200	Spot market	—
Navigator Phoenix	2009	22,200	Time charter	September 2019
Navigator Scorpio	2009	20,750	Spot market	—
Navigator Taurus	2009	20,750	Spot market	—
Navigator Virgo	2009	20,750	Time charter	May 2019
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Spot market	—
Navigator Ceres	2015	21,000	Spot market	—
Navigator Ceto	2016	21,000	Spot market	—
Navigator Copernico	2016	21,000	Spot market	—
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Spot market	—
Navigator Grace	2010	22,500	Spot market	—
Navigator Galaxy	2011	22,500	Time charter	April 2020
Navigator Genesis	2011	22,500	Spot market	—
Navigator Global	2011	22,500	Time charter	November 2020
Navigator Gusto	2011	22,500	Time charter	October 2019
Navigator Jorf	2017	38,000	Time charter	August 2027

Recent Developments

March 2019 Secured Term Loan

On March 25, 2019 the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan”), to partially re-finance our January 2015 secured term loan facility that was due to mature in June 2020. The repayment of the term loan secured by four vessels was $75.6 million, leaving net proceeds of $31.4 million for fees and general corporate purposes. The facility has a term of six years from the date of the agreement and expires in March 2025.

Terminal Credit Facility

On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used solely for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025. The loans are subject to quarterly repayments of principal and interest beginning three months after the completion of the Marine Export Terminal. Initial borrowing under the Terminal Facility may only occur after the Marine Terminal Borrower has made equity contributions required under the Terminal Facility to the Export Terminal Joint Venture, which together with available borrowings under the Terminal Facility, will fund its entire portion of the capital cost for the construction of the Marine Export Terminal. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Marine Terminal Joint Venture and the company’s equity interests in the Marine Terminal Borrower.

Trends and Outlook

The first quarter of 2019 enjoyed a positive start as the strong finish to 2018 carried over into January, with strong returns on both LPG and petrochemical fixtures. However, the initial fortitude of 2019 failed to gather further momentum due to a number of far-reaching incidents, including distributions relating to sanctions imposed in Venezuela as mentioned below.

In January 2019, the Government of the United States imposed sanctions on Venezuela’s state-owned oil company, Petróleos de Venezuela S.A., or “PDVSA”, giving ship owners until the end of February 2019 to cease trading with all related entities. At the end of 2018, PDVSA had six handy-size vessels on time charter, two of which were our vessels. By the end the first quarter of 2019, PDVSA had only one handy-size vessel on time charter. The five vessels that left Venezuela softened the shipping market in the short term, but most have since found alternative employment. The outcome of the political and economic uncertainty in Venezuela is unknown. The country’s extreme situation can only be burdened further without the LPG cabotage trade these vessels performed, which supplied fuel for cooking and heating.

These circumstances led to the Company concluding alternate short-term time charters in the U.S. Gulf – Caribbean market with various major commodity traders in the first quarter of 2019. Elsewhere, the North Sea and Baltic LPG markets have remained consistent and a good employer of handy-size vessels.

The larger fully refrigerated liquefied gas carrier market also suffered during the first quarter of 2019, with the very large gas carrier (“VLGC”) market struggling with earnings per vessel below $200,000 per calendar month (“pcm”) at times as the number of available vessels greatly outweighed the number of cargoes and demand for product. The Mariner East network on the East Coast of the US again suffered with several pipeline issues that led to unreliable exports of both LPG and ethane. This long shipping market at times also led to VLGC owners opportunistically taking cargoes from the midsize gas carrier (“MGC”) and handy-size market. Nonetheless, by the end of the first quarter of 2019 the VLGC market had turned full circle with earnings approaching $1.0 million pcm as more cargo availability and demand swung the market balance towards the ship owners. This trend, at least in the short term, should have a positive effect on both the MGC and handy-size market.

The strong performance of the ethylene sector slowed dramatically following a serious fire at Versalis’ steam cracker at Priolo, Italy in early January 2019. The halt in output meant that the traders that hold all the equity in Priolo were left with no employment for their considerable time charter fleets. These traders thus absorbed all spot tons to keep their vessels moving from January well into March, which would normally have been shipped by the wider spot fleet. This impacted both ethylene utilization and earnings. Priolo has since come back online, with the market settling back into its previous balance. Exports from Targa Terminal in the U.S. remained steady and are already booked at full capacity for the second quarter, with all cargoes to be loaded on our vessels.

The long-haul butadiene arbitrage from Europe to Asia was closed for most of the first quarter of 2019, with the Far East over-supplied locally. There have been regular movements on butadiene, butene-1 and crude C4 from Europe to the U.S., however. This, accompanied by the long-awaited U.S. Propylene export trade finally coming to life, has created new opportunities for triangulation in the Atlantic basin across the petrochemical streams. This is expected to continue for the remainder of 2019.

We have also seen increased exports from the Middle East—Saudi Arabia and Abu Dhabi in particular—on both propylene and ethylene, following years of unreliable production.

Petrochemical sector voyages achieved charter rates of up to approximately $24,000 per day during the first quarter of 2019, whereas rates for standard LPG transportation remained at approximately $14,500 per day. Moreover, we concluded charters with five new charterers during the first quarter of 2019. This shows the continued adaptability of our fleet to accommodate difficult market situations and develop new opportunities.

Results of Operations for the Three Months Ended March 31, 2018 Compared to the Three Months Ended March 31, 2019

The following table compares our operating results for the three months ended March 31, 2018 and 2019:

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019	Percentage Change
	(in thousands, except percentages)
Operating revenue:	$77,807	$76,103	(2.2%)
Operating expenses:
Brokerage Commissions	1,141	1,309	14.7%
Voyage expenses	14,978	13,357	(10.8%)
Vessel operating expenses	26,710	29,474	10.3%
Depreciation and amortization	19,381	18,947	(2.2%)
General and administrative costs	4,447	4,803	8.0%

Total operating expenses	$66,657	$67,890	1.9%

Operating income	$11,150	$8,213	(26.3%)
Foreign currency exchange loss on senior secured bonds	—	(184)	—
Unrealized gain on non-designated derivative instruments	—	783	—
Interest expense	(10,524)	(12,153)	15.5%
Interest income	152	215	41.4%

Income/(loss) before income taxes and share of result of equity accounted joint venture	$778	$(3,126)	—
Income taxes	(82)	(93)	13.4%
Share of result of equity accounted joint venture	—	(38)	—

Net income/(loss)	$696	$(3,257)	—

Operating Revenue. Operating revenue, net of address commission, decreased by $1.7 million or 2.2% to $76.1 million for the three months ended March 31, 2019, from $77.8 million for the three months ended March 31, 2018. This decrease was principally due to:

•

a decrease in operating revenue of approximately $5.2 million attributable to a decrease in fleet utilization from 91.7% during the three months ended March 31, 2018 to 84.8% during the three months ended March 31, 2019;

•

an increase in operating revenue of approximately $4.9 million attributable to an increase in average charter rates, which increased to an average of approximately $662,526 per vessel per calendar month ($21,782 per day) for the three months ended March 31, 2019 compared to an average of approximately $614,116 per vessel per calendar month ($20,190 per day) for the three months ended March 31, 2018.

•

an increase in operating revenue of approximately $0.2 million attributable to an increase in vessel available days by 0.3%, for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018; and

•	a decrease in operating revenue of approximately $1.6 million primarily attributable to a decrease in pass through voyage costs.

The following table presents selected operating data for the three months ended March 31, 2018 and 2019, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,420	3,420
Available days	3,392	3,398
Operating days	3,112	2,881
Fleet utilization	91.7%	84.8%
Average daily time charter equivalent rate (*)	$20,190	$21,782

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$77,807	$76,103
Voyage expenses	14,978	13,357

Operating revenue less Voyage expenses	62,829	62,746

Operating days	3,112	2,881
Average daily time charter equivalent rate	$20,190	$21,782

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5% of operating revenue, increased to $1.3 million for the three months ended March 31, 2019, from $1.1 million for the three months ended March 31, 2018.

Voyage Expenses. Voyage expenses decreased by 10.8% to $13.4 million for the three months ended March 31, 2019, from $15.0 million for the three months ended March 31, 2018. These voyage costs are pass through costs compensated for with revenue for the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 10.3% to $29.5 million for the three months ended March 31, 2019, from $26.7 million for the three months ended March 31, 2018. Average daily vessel operating expenses increased by $809 per day or 10.4% to $8,618 per vessel per day for the three months ended March 31, 2019, compared to $7,809 per vessel per day for the three months ended March 31, 2018. This was primarily due to expenditure on repairs and maintenance increasing quarter on quarter by $495 per vessel per day.

Depreciation and Amortization. Depreciation and amortization decreased by 2.2% to $19.0 million for the three months ended March 31, 2019, from $19.4 million for the three months ended March 31, 2018. Depreciation and amortization includes amortization of capitalized drydocking costs which reduced to $1.9 million for the three months ended March 31, 2019, compared to $2.3 million for the three months ended March 31, 2018. This decrease was primarily due to amortization of more expensive drydocks in the three months endings March 31, 2018. The subsequent drydocks were performed at a lower cost.

General and Administrative Costs. General and administrative costs increased by 8.0%, or $0.4 million, to $4.8 million for the three months ended March 31, 2019, from $4.4 million for the three months ended March 31, 2018. This increase was primarily due to a credit in the income statement of $0.3 million relating to the revaluation of our Euro denominated bank account during the three months ended March 31, 2018.

Non-operating Results

Foreign exchange on senior secured bonds. The new senior secured bonds issued in November 2018 (“2018 Bonds”) are translated from Norwegian Krone to USD at the prevailing rate at March 31, 2019, which resulted in a foreign exchange loss of $0.2 million in the three months to March 31, 2019.

Non-designated derivative instruments. The movement in the fair value of the non-designated cross-currency interest rate swap resulted in an unrealized gain of $0.8 million for the three months ended March 31, 2019. The swap was entered in November 2018 as part of the issuance of the 2018 Bonds.

Interest Expense. Interest expense increased by 15.5%, or $1.6 million, to $12.2 million for the three months ended March 31, 2019, from $10.5 million for the three months ended March 31, 2018. The increase was primarily due to interest on the 2018 Bonds offset by capitalized interest relating to the investment in the Export Terminal Joint Venture. Interest capitalized in the three months ended March 31, 2019 was $0.8 million. There was no capitalized interest in the three months ended March 31, 2018.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the three months ended March 31, 2019, we had a tax charge of $93,354, compared to taxes of $82,166 for the three months ended March 31, 2018.

Share of result of equity accounted joint venture. The Company’s 50% share of the results of the Export Terminal Joint Venture was $0.04 million for the three months ended March 31, 2019. There was no charge to the income statement for the three months ended March 31, 2018.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of March 31, 2019, we had cash and cash equivalents of $53.9 million along with $55.0 million available borrowing capacity under our secured term loan and revolving credit facilities. In compliance with our bank facilities we are required to maintain a cash balance at the greater of $35.0 million or 5% of debt, which as of March 31, 2019 equated to $43.1 million. We anticipate that the Company’s cash from operations, with particular attention made to the current and future vessel employment profile, undrawn bank borrowings and proceeds from bond issuances will be sufficient to meet our liquidity needs for at least the next twelve months.

Our primary uses of funds are capital contributions for the investment in the Export Terminal Joint Venture, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Marine Export Terminal in our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities” and “2017 Senior Unsecured Bonds” and “2018 Senior Secured Bonds” below.

As of March 31, 2019, we had contributed to the Export Terminal Joint Venture $72.5 million of our expected $155.0 million share of the capital cost for the construction of the Marine Export Terminal. On April 26, 2019, we made an additional $8.0 million in capital contributions to our Export Terminal Joint Venture.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the three months ended March 31, 2018 and 2019:

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
	(in thousands)
Net cash provided by operating activities	$22,097	$2,783
Net cash used in investing activities	(10,455)	(32,686)
Net cash (used in)/ provided by financing activities	(22,937)	12,283
Net decrease in cash and cash equivalents	(11,295)	(17,620)

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2019 decreased to $2.8 million, from $22.1 million for the three months ended March 31, 2018, a decrease of 87.4% or $19.3 million. This decrease was primarily due to changes in working capital movements and reduced net income for the three months ended March 31, 2019.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. One of our vessels was drydocked during the three months ended March 31, 2019, with nine further vessels scheduled for drydocking for the remainder of 2019.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 year and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities of $32.7 million for the three months ended March 31, 2019 primarily consisted of our investment in our Export Terminal Joint Venture of $32.3 million, which includes capitalized interest of $0.9 million.

Net cash used in investing activities of $10.5 million for the three months ended March 31, 2018 primarily represented our investment in the Export Terminal Joint Venture of $10.0 million and associated costs of $0.5 million, partially offset by insurance recoveries on an existing damage claim of $0.3 million.

Financing Cash Flows. Net cash provided by financing activities of $12.3 million for the three months ended March 31, 2019, relates to the drawdown of $107.0 million on the March 2019 Secured Term Loan, partially offset by a repayment of the January 2015 secured term loan of $75.6 million, issuance costs of the March 2019 Secured Term Loan of $1.4 million and $17.7 million relating to regular quarterly loan repayments.

Net cash used in financing activities of $22.9 million for the three months ended March 31, 2018, solely relates to regular quarterly loan repayments.

Terminal Credit Facility

General. On March 29, 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used solely for the payment of project costs relating to our Marine Export Terminal, as summarized in the table below. For additional information regarding the Terminal Facility, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Terminal Facility” in our 2018 Annual Report.

The table below summarizes the Terminal Facility as of March 31, 2019:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Amounts available for drawdown at March 31, 2019	Interest rate	Loan Maturity date
	(in millions)
March 2019	$75.0	—	23.0*	US LIBOR + 250 to 300 BPS	December 2025**

*

Initial borrowing under the Terminal Facility may only occur after the Marine Terminal Borrower has made equity contributions required under the Terminal Facility to the Export Terminal Joint Venture, which together with available borrowings under the Terminal Facility, will fund its entire portion of the capital cost for the construction of the Marine Export Terminal.

**

The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025.

As of March 31, 2019, based on the existing committed throughput for the Marine Export Terminal and subject to the satisfaction of certain conditions to the ability to borrow under the Terminal Facility, $23.0 million would have been available to be drawn down under this Credit Agreement. Available amounts are expected to increase as additional throughput agreements are committed.

Fees and Interest. The loans are subject to quarterly repayments of principal and interest beginning three months after the completion of the Marine Export Terminal. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 to 300 basis points per annum over the term of the facility, for interest periods of three or six months

Prepayments/Repayments. The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Marine Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions by the Marine Terminal Joint Venture, the incurrence of certain specified indebtedness, the inability to meet the conditions for paying a dividend for four or more consecutive quarters, dispositions of the Marine Terminal Borrower’s equity interests in the Marine Terminal Joint Venture, the receipt of indemnity payments in excess of $500,000 and certain amounts of any loans outstanding upon the conversion date.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan.

Restrictive Covenants. Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Marine Terminal Joint Venture to cause the Marine Terminal Joint Venture to maintain adequate insurance coverage, complete the Marine Export Terminal and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to so cause such actions).

The Terminal Facility includes events of default for the failure to achieve the completion of the Marine Export Terminal by December 31, 2020, the abandonment of all or substantially all activities relating to the Marine Export Terminal for 90 consecutive days and if certain material contracts relating to the Marine Export Terminal are terminated, as well as customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness and non-compliance with security documents.

Security. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Marine Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in our 2018 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of March 31, 2019:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Available amounts undrawn at March 31, 2019	Interest rate	Loan Maturity date
	(in millions)
January 2015*	278.0	119.9	—	US LIBOR + 270 BPS	March 2022 - 2023
December 2015	290.0	242.6	—	US LIBOR + 210 BPS	December 2022
October 2016	220.0	88.1	55.0	US LIBOR + 260 BPS	November 2023
June 2017	160.8	131.9	—	US LIBOR + 230 BPS	June 2023
March 2019**	107.0	107.0	—	US LIBOR + 240 BPS	March 2025

Total	$1,055.8	$689.5	$55.0

*	The January 2015 facility tranches mature over a range of dates, from March 2022 to April 2023.

March 2019 Secured Term Loan**

General. On March 25, 2019 the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING-DIBA AG and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan”), to partially re-finance our January 2015 secured term loan facility that were due to mature from June 2020. The full amount of $107.0 million was drawn on March 28, 2019. The repayment of the term loan secured by four vessels was $75.6 million, leaving net proceeds of $31.4 million for general corporate purposes. The facility has a term of six years from the date of the agreement and expires in March 2025. Under this agreement, the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.

On June 29, 2018 the Company obtained approval to amend one of the covenants in each of its secured term loan and revolving credit facilities. The covenant, requiring the ratio of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) to be at least two and a half times or three times interest has been amended to a requirement of two times interest, up to and including September 30, 2020, before then reverting back to the original requirements of two and a half times or three times interest, dependent upon the facility. In addition, the definition of interest under these facilities now excludes interest due or payable relating to debt financing obtained by the Company in relation to its obligations associated with the construction of the Marine Export Terminal. Under the terms of these amendments, dividends may not be declared or paid by the Company until on or after December 31, 2020.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the January 2015 facility, 130% of the outstanding indebtedness under the March 2019 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of December 31, 2018, we had an aggregate excess of $408.3 million above the levels required by these covenants, in addition to four additional vessels that are unsecured.

Financial Covenants. The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•

the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•

the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.00 to 1.00, until September 30, 2020 and no less than 2.50 to 1.00 or 3.00 to 1.00 thereafter; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%;

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness until December 31, 2020 or thereafter, if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter As of March 31, 2019, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. The bond agreement governing the 2017 Bonds (the “2017 Bond Agreement”) has the option to issue additional bonds up to maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 8 (Senior Unsecured Bond) to the unaudited condensed consolidated financial statements.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time. Any 2017 Bonds redeemed; up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.25 to 1.0; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2017 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2019, we were in compliance with all covenants under the 2017 Bonds.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2018 Senior Secured Bonds

General. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 7 (Senior Secured Bond) to the unaudited condensed consolidated financial statements.

Security. The 2018 Bonds are secured by four of the Company’s ethylene vessels.

Interest. Interest on the 2018 Bonds is payable quarterly at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the 3-month LIBOR plus 6.608% throughout the life of the bond. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements.

Maturity. The 2018 Bonds will mature in full on November 2, 2023.

Optional Redemption. We may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million; and

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.

As of March 31, 2019, we were in compliance with all covenants under the 2018 Bonds.

Restrictive Covenants. The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021, so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of March 31, 2019.

	Remainder of 2019	2020	2021	2022	2023	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions*	53,000	29,500	—	—	—	—	82,500
Secured term loan facilities and revolving credit facilities	52,312	69,750	69,750	311,611	122,503	63,537	689,463
2017 Bonds	—	—	100,000	—	—	—	100,000
2018 Bonds **	—	—	—	—	71,697	—	71,697
Office operating leases	1,136	1,302	1,150	110	—	—	3,698

Total contractual obligations	$106,448	$100,552	$170,900	$311,721	$194,200	$63,537	$947,358

*

On April 26, 2019, the Company made a capital contribution of $8.0 million, reducing the expected remaining contributions for 2019 from $53.0 million to $45.0 million for our portion of the capital cost for the construction of the Marine Export Terminal.

**

The Company has NOK 600 million of 2018 Bonds that mature in 2023 issued in the Norwegian Bond market (see Note 7 (Senior Secured Bond) to the unaudited condensed consolidated financial statements). The Company has entered into a cross-currency interest rate swap agreement, to swap all interest and principal payments of the 2018 Bonds into U.S. Dollars, with the interest payments at 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million (see Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements).

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2018 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

The Company and certain of our vessel-owning subsidiaries are parties to secured term loan facilities and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 210 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $6.9 million in annual interest paid on our indebtedness outstanding as at March 31, 2019, under the secured term loan facilities and revolving credit facilities.

On November 2, 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. We have entered into a cross currency interest rate swap to mitigate the risk of certain interest rate movements during the five-year tenor of these bonds which mature on November 2, 2023. Please read Note 7 (Senior Secured Bonds) and Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements. A variation in LIBOR of 100 basis points would result in a variation of $0.7 million in annual interest paid on the 2018 Bonds.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling and Polish Zlotty; and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect on these costs would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for both interest payments during the five-year tenor of these 2018 Bonds and for principal repayments at maturity in November 2023. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COA’s increases. In the case of the 38 vessels owned as of March 31, 2019, 16 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At March 31, 2019, no more than seven of our vessels were employed by the same charterer.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2019 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•

our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge. Three of our vessels were named in a recent U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Advisory to the Maritime Petroleum Shipping Community as ships that had engaged in such ship to ship transfers of cargoes that may have ultimately been destined for Syria.

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the construction and financing of the Marine Export Terminal, the financing of our investment in the Marine Export Terminal and the financial success of the Marine Export Terminal and our related 50/50 joint venture with Enterprise Products Partners L.P.; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2018	March 31, 2019
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$71,515	$53,895
Accounts receivable, net	17,033	23,618
Accrued income	4,731	4,257
Prepaid expenses and other current assets	16,057	18,269
Bunkers and lubricant oils	8,789	11,495

Total current assets	118,125	111,534
Non-current assets
Vessels in operation, net	1,670,865	1,653,921
Property, plant and equipment, net	1,299	1,167
Investment in equity accounted joint venture	42,462	74,809
Right-of-use asset for operating leases	—	7,550

Total non-current assets	1,714,626	1,737,447

Total assets	$1,832,751	$1,848,981

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$68,857	$67,712
Current portion of operating lease liabilities	—	1,113
Accounts payable	10,784	9,142
Accrued expenses and other liabilities	12,798	13,812
Accrued interest	4,613	2,671
Deferred income	8,342	9,764

Total current liabilities	105,394	104,214

Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	599,676	613,545
Senior secured bond, net of deferred financing costs	68,378	68,612
Senior unsecured bond, net of deferred financing costs	99,039	99,153
Derivative liabilities	5,154	4,371
Operating lease liabilities, net of current portion	—	7,071

Total non-current liabilities	772,247	792,752

Total Liabilities	877,641	896,966
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,832,069 shares issued and outstanding, (2018: 55,657,631)	557	558
Additional paid-in capital	590,508	590,853
Accumulated other comprehensive loss	(363)	(411)
Retained earnings	364,408	361,015

Total stockholders’ equity	955,110	952,015

Total liabilities and stockholders’ equity	$1,832,751	$1,848,981

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2018	2019
Revenues
Operating revenue	$77,807	$76,103

Expenses
Brokerage commissions	1,141	1,309
Voyage expenses	14,978	13,357
Vessel operating expenses	26,710	29,474
Depreciation and amortization	19,381	18,947
General and administrative costs	4,447	4,803

Total operating expenses	66,657	67,890

Operating income	11,150	8,213
Other income/(expense)
Foreign currency exchange loss on senior secured bonds	—	(184)
Unrealized gain on non-designated derivative instruments	—	783
Interest expense	(10,524)	(12,153)
Interest income	152	215

Income/(loss) before income taxes and share of result of equity accounted joint venture	778	(3,126)
Income taxes	(82)	(93)
Share of result of equity accounted joint venture	—	(38)

Net income/(loss)	$696	$(3,257)

Earnings/(loss) per share:
Basic:	$0.01	$(0.06)
Diluted:	$0.01	$(0.06)

Weighted average number of shares outstanding:
Basic:	55,546,634	55,680,889
Diluted:	55,915,174	55,680,889

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31, (in thousands)
	2018	2019
Net income/(loss)	$696	$(3,257)
Other Comprehensive Income/(Loss):
Foreign currency translation gain/(loss)	23	(48)

Total Comprehensive Income/(Loss)	$719	$(3,305)

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

For the three months ended March 31, 2018:

	(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 11)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
December 31, 2017	55,529,762	$555	$589,436	$(277)	$373,499	$963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	(3,352)
Restricted shares issued March 20, 2018	126,542	2	—	—	—	2
Net income	—	—	—	—	696	696

Foreign currency translation	—	—	—	23	—	(23)
Share-based compensation plan	—	—	307	—	—	307

March 31, 2018	55,656,304	$557	$589,743	$(254)	$370,843	$960,889

For the three months ended March 31, 2019:

	(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 11)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$955,110
Adjustment to equity for the adoption of the new leasing standard	—	—	—	—	(136)	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	1
Net income	—	—	—	—	(3,257)	(3,257)
Foreign currency translation	—	—	—	(48)	—	(48)
Share-based compensation plan	—	—	345	—	—	345

March 31, 2019	55,832,069	$558	$590,853	$(411)	$361,015	$952,015

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2018	Three Months ended March 31, 2019
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income/(loss)	$696	$(3,257)

Adjustments to reconcile net income to net cash provided by operating activities
Unrealized gain on non-designated derivative instruments	—	(783)
Depreciation and amortization	19,381	18,947
Payment of drydocking costs	(1,524)	(1,675)
Amortization of share-based compensation	310	346
Amortization of deferred financing costs	568	604
Share of result of equity accounted joint venture	—	38
Unrealized foreign exchange loss on senior secured bonds	—	184
Other unrealized foreign exchange gain	(41)	34
Changes in operating assets and liabilities
Accounts receivable	1,716	(6,585)
Bunkers and lubricant oils	488	(2,706)
Accrued income and prepaid expenses and other current assets	3,982	(1,738)
Accounts payable, accrued interest, accrued expenses and other liabilities	(3,479)	(626)

Net cash provided by operating activities	22,097	2,783

Cash flows from investing activities
Payment to acquire vessels	(193)	(233)
Investment in equity accounted joint venture	(10,494)	(32,385)
Purchase of other property, plant and equipment	(45)	(68)
Insurance recoveries	277	—

Net cash used in investing activities	(10,455)	(32,686)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	—	107,000
Issuance costs of secured term loan facility	—	(1,442)
Repayment of secured term loan facilities and revolving credit facilities	(22,937)	(93,275)

Net cash (used in)/provided by financing activities	(22,937)	12,283

Net decrease in cash, cash equivalents and restricted cash	(11,295)	(17,620)
Cash, cash equivalents and restricted cash at beginning of period	62,109	71,515

Cash, cash equivalents and restricted cash at end of period	$50,814	$53,895

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$11,616	$13,352

Total tax paid during the period	$4	$70

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of March 31, 2019; the results of operations for the three months ended March 31, 2018 and 2019, the statement of stockholders’ equity for the three months ended March 31, 2018 and 2019, and cash flows for the three months ended March 31, 2018 and 2019. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.

On January 31, 2018, the Company announced the execution of definitive agreements creating the Export Terminal Joint Venture. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases. As of March 31, 2019, we had contributed to the Export Terminal Joint Venture $72.5 million of our expected $155.0 million share of the capital cost of the construction for the Marine Export Terminal. On April 26, 2019, we made an additional $8.0 million capital contribution to the Export Terminal Joint Venture.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 1, 2019. There have been no material changes to these policies in the three-month period ended March 31, 2019, apart from the below:

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases, (‘Topic 842’), which supersedes Topic 840, Leases and requires lessees to recognize most leases on-balance sheet and disclose key information about leasing arrangements. ASU 2016-02 was subsequently amended by ASU 2018-10, Codification Improvements to Topic 842 Leases; ASU 2018-11, Targeted Improvements, which clarifies and corrects errors in ASC 842; and ASU 2018-20, Narrow-Scope Improvements for Lessors. The effective date and transition requirements in ASU 2018-10, ASU 2018-11 and ASU 2018-20 are the same as the effective date and transition requirements of ASU 2016-02.

The Company has elected all of the standard’s practical expedients in ASC 842-10-65-1(f) as a package on adoption. We have not elected the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

We used the effective date as our date of initial application. Consequently, for dates and periods prior to January 1, 2019, financial information will not be updated, and the disclosures required under the new standard will not be provided.

The new standard established a right-of use (“ROU”) model that requires a lessee to recognize a ROU asset, representing the right to use the asset for a specified period of time and corresponding lease liability on the balance sheet for all leases with a term longer than 12 months. Existing leases with a contracted term of less than 12 months on January 1, 2019 are classified as short-term leases on adoption of the new standard and qualify for an exemption from recognizing ROU assets or lease liabilities for periods presented after January 1, 2019. Leases for lessees under ASU 2016-02 are classified as financing or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

Under ASU 2016-02 we have recognized new ROU assets and liabilities on our balance sheet for our operating leases, relating to long-term commitments for our offices in London, New York and Gdynia. At the adoption date of January 1, 2019, we had no short-term lease commitments. Lease liabilities and right-of-use assets for operating leases are initially measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease determined at the later of the date of initial application or the lease commencement date. The discount rate used is the Company’s incremental borrowing rate, defined as the rate of interest that the Company as lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Consequently, operating lease liabilities of $8.2 million, based on the present value of the remaining minimum rental payments; and ROU assets of $7.5 million have been recognized on the Company’s unaudited condensed consolidated balance sheet as of March 31, 2019, with accretion of the liabilities and amortization of the ROU assets over the remaining length of the lease terms.

The lease for our office in Poland is subject to annual indexation each January according to the Eurozone All Items Monetary Union Index of Consumer Prices (“MUICP”) index as quoted for the previous year. ASU 2016-02 requires lessees to include such variable lease payments in the value of the remaining lease payments and, therefore, in the measurement of a lessee’s lease liabilities at the adoption date of January 1, 2019. The lease payments relating to the Poland office lease are not remeasured at the beginning of each year, the effect of future increases in MUICP are recognized as part of lease-related costs in each year and classified as variable lease costs. For the three months ended March 31, 2019, total operating lease costs were $0.4 million which include immaterial variable lease costs and are presented within General and Administrative costs within these unaudited condensed consolidated statements of income and cash flows from operating activities within the unaudited condensed consolidated statements of cash flows.

The new standard also requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease in effect, transfers control of the underlying assets to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third-party, the lease is a direct financing lease. All lessor leases that are not sales-type or direct financing leases are operating leases.

For the Company as a lessor, in applying ASU 2016-02, we believe that our vessels contracted under voyage charters or contracts of affreightment do not qualify as leases, as the charterer does not have the right to operate the asset and we maintain the right to direct the use of the asset during the period of charter hire. Vessels on time charters will continue to qualify as operating leases, when the charterer has the right to obtain substantially all of the benefits and can direct how and for what purposes the vessel will be used, and the Company has no substantive substitution rights. Time charters do not qualify as direct finance leases under ASU 2016-02 as the present value of the sum of the lease payments does not exceed the fair value of the underlying vessel.

The Company has elected, as a package, the practical expedients available in ASC 842-10-65-1(f) to not re-assess whether any existing or expired contracts are, or contain leases, for voyages in progress at the adoption date of January 1, 2019. We have assessed new charter contracts signed after the adoption date for whether they are, or contain, leases and should be recognized under ASU 2016-02. Charter contracts that do not contain a lease will be accounted for under Topic 606. Please read Note 2—(Revenue Recognition) to the unaudited condensed consolidated financial statements. The adoption of ASU 2016-02 has not resulted in a change to the classification of time charters, voyage charters or contracts of affreightment, the period over which we recognize revenue and, as a lessor, there has been no significant impact on our consolidated financial statements or cash flows as a result.

On January 1, 2019, the Company adopted ASU 2018-11, Leases—Targeted Improvements, which contains an amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, by class of underlying asset, not to separate lease and non-lease components of a contract from lease components. The amendment allows these components to be accounted for as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: (i) the timing and pattern of transfer for the lease component and non-lease components associated with that lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease. Also, the ASU states that if the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity should account for the combined component in accordance with Topic 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with Topic 842. The Company has elected the package of practical expedients, as mentioned above, and revenue from vessels under time charters are presented as a single lease component.

ASU 2018-11 also created a new, optional, transition method for implementing ASU 2016-02, which can only be adopted by entities either at (1) the beginning of the company’s first reporting period after issuance or (2) the entity’s mandatory ASU 2016-02 effective date. This choice of method affects only the timing of when an entity applies the transition provisions. The Company has applied this optional transitional method on January 1, 2019. Under this transition method, a cumulative-effect adjustment to the consolidated statement of shareholder’s equity of $0.1 million which represents the amounts of expense that would not have been recognized in retained earnings for the year ended December 31, 2018. The presentation of the consolidated financial statements for comparative periods has remained unchanged.

On January 1, 2019, the Company adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which more closely aligns the accounting for employee and nonemployee share-based payments. We adopted the new standard with effect from January 1, 2019, and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In August 2018, the SEC adopted final rules under SEC Release No. 33-10532, Disclosure Update and Simplification (“DUSTR”), amending and expanding certain disclosure requirements. The DUSTR rules became effective on November 5, 2018 and must be applied to any filings after that date. The rules require, among other things, that registrants include in their interim financial statements a reconciliation of changes in shareholders’ equity in the notes or as a separate statement that reconciles the beginning balance to the ending balance of each caption in shareholders’ equity for each period for which an income statement is required to be filed. The Company applied the new SEC disclosure requirements to these unaudited condensed consolidated financial statements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance U.S. GAAP for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2018 included in our Form 20-F filed on April 1, 2019. The results for the three months ended March 31, 2019 are not necessarily indicative of results for the full 2019 fiscal year or any other future periods.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016-13 is required to be adopted by public business entities using the modified retrospective method for periods after December 15, 2019, with early adoption permitted for fiscal periods beginning after December 15, 2018. We plan to adopt ASU 2016-13 on January 1, 2020 and we are currently assessing the impact that this update will have on our consolidated financial statements disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement, (Topic 820), which modifies the disclosure requirements for financial instruments measured at fair value. ASU 2018-13 is required to be adopted for public business entities by January 1, 2020, with early adoption permitted from that date of issuance ASU 2018-13. We plan to adopt ASU 2018-13 on January 1, 2020 and we are currently assessing the impact that this update will have on our consolidated financial statements disclosures.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which contains updated guidance for the financial reporting associated with consolidation of variable interest entities (VIEs). ASU 2018-17 is required to be adopted for public business entities by January 1, 2020. We plan to adopt ASU 2018-17 on January 1, 2020 and we are currently assessing the impact that this update will have on our consolidated financial statements disclosures.

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses which, amongst other things, clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the lease standard, ASU 2016-02. ASU 2018-19 is required to be adopted at the same time as ASU 2016-03. We plan to adopt both standards on January 1, 2020 and we are currently assessing the impact that this update will have on our consolidated financial statements disclosures.

In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842); Codification Improvements, which, amongst other things, aligns the guidance in Topic 842 for determining fair value and its application to lease classification and measurement for lessors that are not manufacturers or dealers with that of existing guidance; and clarifies that lessees and lessors are exempt from a certain interim disclosure requirement associated with adopting the new leases standard within the fiscal year of adoption. This standard is effective on adoption of ASU 2016-02, the new leasing standard. The company adopted ASU 2016-02 and ASU 2019-01 on January 1, 2019. Accordingly, interim disclosures about the effect on income of adoption of ASC 842 are excluded from the required disclosures in these unaudited financial statements, in a manner similar to the annual disclosures in ASC 250-10-50-1(b)(2).

2.	Revenue Recognition

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018. The Company has adopted the standard using the modified retrospective method to incorporate the cumulative effect on all contracts at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach we have made an adjustment to the consolidated statement of shareholders’ equity of $3.4 million which represents the amount of net revenue that would not have been recognized in retained earnings for the year ended December 31, 2017 under ASU 2014-09.

The Company receives its revenue streams from three different sources; vessels on time charters (which are accounted for as leases under ASC 842); voyage charters; and contracts of affreightment (“COA”). With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as the performance obligation is satisfied. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determined percentage of completion for all voyage charters on a time elapsed basis. This approach differs from previous generally accepted accounting principles (“U.S. GAAP”) whereby under a voyage charter or a COA the revenue was recognized from the later of the charter party date and the date of completion of the previous discharge port until the following discharge port. This had the effect of recognizing the revenue over a shorter period of time as the performance obligation commences from the loading of the cargo rather than from the inception of the contract. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

Under the revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

In addition, contract assets relate to our conditional right to consideration for our completed performance under contracts and are recognized when the right to consideration becomes unconditional. Contract liabilities include payments received in advance of performance under contracts and are recognized when performance under the respective contract has been completed. Deferred revenues allocated to unsatisfied performance obligations will be recognized over time as the services are performed, which is expected to take place within three months from the balance sheet date.

As of March 31, 2019, for services accounted for under ASC 606, the amount of contract assets reflected within accrued income on the Company’s condensed consolidated balance sheet was $3.1 million (December 31, 2018: $4.0 million). The amount of contract liabilities was $3.4 million at March 31, 2019 (December 31, 2018: $1.7 million) and is reflected within deferred income on our condensed consolidated balance sheet.

Operating revenue

The following table compares our operating revenue by the source of revenue stream for the three months ended March 31, 2018 and 2019:

	Three months ended March 31, (in thousands)
	2018	2019
Operating revenue:
Time charters	$42,167	$40,621
Voyage charters (*)	35,640	35,482

Total operating revenue	$77,807	$76,103

*	Voyage Charter revenues: Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied, or partially unsatisfied at March 31, 2019, is $14.3 million (December 31, 2018: $19.6 million). This revenue is expected to be recognized within three months from March 31, 2019, as the performance obligations are completed.

As at March 31, 2019, the amount allocated to costs incurred to fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences is $1.4 million (December 31, 2018: $1.5 million) and is reflected on the company’s consolidated balance sheet within prepaid expenses and other current assets. This will be recognized over the duration of the performance obligation on a time basis, which is expected to occur within three months from March 31, 2019, as the performance obligations are completed.

Time charter revenues:

As of March 31, 2019, 16 of the Company’s 38 operated vessels, were subject to time charters, eight of which will expire within one year, three of which will expire within three years and five which will expire within nine years. The committed time charter income for the three months ending March 31, is as follows:

(in thousands)
Remainder of 2019:	$78,390
2020:	$77,370
2021:	$60,974
2022:	$43,961
2023:	$38,667
2024 onwards:	$69,846

3.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2018	$2,057,370	$31,908	$2,089,278
Additions	233	1,675	1,908
Disposal	—	(801)	(801)

March 31, 2019	$2,057,603	$32,782	$2,090,385

Accumulated Depreciation
December 31, 2018	$400,517	$17,896	$418,413
Charge for the period	16,961	1,891	18,852
Disposal	—	(801)	(801)

March 31, 2019	$417,478	$18,986	$436,464

Net Book Value
December 31, 2018	$1,656,853	$14,012	$1,670,865

March 31, 2019	$1,640,125	$13,796	$1,653,921

The cost and net book value of the 16 vessels that were contracted under time charters was $905.0 million and $718.0 million respectively as of March 31, 2019 (December 31, 2018: $1,337.0 million and $1,084.0 million respectively for 23 vessels contracted under time charters)

The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities was $1,525.0 million as of March 31, 2019 (December 31, 2018: $1,509.0 million)

4.	Investment in equity accounted joint venture

The table below represents the Company’s investment into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal, at December 31, 2018 and March 31, 2019:

	2018	2019
	(in thousands)
Investment in equity accounted joint venture at January 1	$—	$42,462
Equity contributions to joint venture entity	41,000	31,500
Share of results	(38)	(38)
Capitalized interest	1,024	885
Legal costs	476	—

Total investment in equity accounted joint venture at December 31 and March 31	$42,462	$74,809

5.	Terminal Credit Facility

On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used solely for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025. Initial borrowing under the Terminal Facility may only occur after the Marine Terminal Borrower has made equity contributions required under the Terminal Facility to the Export Terminal Joint Venture, which together with available borrowings under the Terminal Facility, will fund its entire portion of the capital cost for the construction of the Marine Export Terminal. In addition, the ability of the Marine Terminal Borrower to borrow under the Terminal Facility is subject to the satisfaction of certain conditions, including the delivery to the lenders thereunder of legal opinions with respect to certain regulatory and environmental matters relating to the Marine Export Terminal. There can be no assurance that all conditions to borrowing will be satisfied.

The loans are subject to quarterly repayments of principal and interest beginning three months after the completion of the Marine Export Terminal. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 to 300 basis points per annum over the term of the facility, for interest periods of three or six months as selected by the Marine Terminal Borrower. The Terminal Facility includes events of default for the failure to achieve the completion of the Marine Export Terminal by December 31, 2020, the abandonment of all or substantially all activities relating to the Marine Export Terminal for 90 consecutive days and if certain material contracts relating to the Marine Export Terminal are terminated, as well as customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness and non-compliance with security documents. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Marine Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower.

As of March 31, 2019, the Company had not drawn down on this facility, therefore there were no outstanding obligations on the Terminal Facility at the reporting date. Based on the existing committed throughput for the Marine Export Terminal, and subject to the satisfaction of certain conditions to the ability to borrow under the Terminal Facility, $23.0 million was available to be drawn down under this Credit Agreement. Available amounts are expected to increase as additional throughput agreements are committed.

6.	Secured Term Loan Facilities and Revolving Credit Facilities

March 2019 Secured Term Loan

On March 25, 2019 the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan”), to partially re-finance four our January 2015 secured term loan facility that was due to mature in June 2020. The repayment of the loan, secured by four of our vessels was $75.6 million, leaving net proceeds of $31.4 million for fees and general corporate purposes. The facility has a term of six years from the date of the agreement and expires in March 2025, is fully drawn down and as of March 31, 2019, the amount still outstanding was $107.0 million which is repayable by 24 equal quarterly instalments of $2.3 million beginning three months after the initial borrowing date with a balloon payment of $52.1 million on the final quarterly repayment date.

ASC 470-50—Debt Modifications states that if re-financing of a loan results in the present value of future cash flows being modified by more than 10%, it is considered to have ‘substantially different terms’ from the original loan, and is accounted for as a debt extinguishment and the new loan treated as the issuance of new debt. The 10% cash flow test was performed and it was concluded that the present value of future cash flows on a lender-by-lender basis have not been modified by more than 10%. Issuance costs for the March 2019 Secured Term Loan of $1.4 million have been deferred and will be amortized over the facility term on the effective rate basis.

This loan facility is secured by first priority mortgages on each of; Navigator Atlas, Navigator Europa, Navigator Oberon, and Navigator Triton as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater; and the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$(70,600)	$(69,750)
Less: current portion of deferred financing costs	1,743	2,038

Current portion of secured term loan facilities, net of deferred financing costs	$(68,857)	$(67,712)

	December 31, 2018	March 31, 2019
	(in thousands)
Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion	$(605,138)	$(619,713)
Less: non-current portion of deferred financing costs	5,462	6,168

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$(599,676)	$(613,545)

7.	Senior Secured Bond

On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2.

On the same date, the company entered into a cross-currency interest rate swap agreement with Nordea Bank Abp (“Nordea”), with a termination date of November 2, 2023, to run concurrently with the 2018 Bonds. The interest rate payable by the Company under this cross-currency interest rate swap agreement will be 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements. For a description of our accounting policy in relation to the cross-currency interest rate swap, please read Note 2 (Summary of Significant Accounting Policies) to the 2018 Annual Report.

The Company may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2018 Bond Agreement), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million and (b) maintain a Group equity ratio of at least 30% (as defined in the 2018 Bond Agreement). As of March 31, 2019, the Company was in compliance with all covenants for the 2018 Bonds.

The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021 so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes from January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
	(in thousands)
Senior Secured Bond
Total Bond	$(69,337)	$(69,521)
Less deferred financing costs	959	909

Total Bond, net of deferred financing costs	$(68,378)	$(68,612)

8.	Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10.

The Company may redeem the 2017 Bonds, in whole or in part, at any time. Any 2017 Bonds redeemed until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 until August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest. Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

The bond agreement covering the 2017 Bonds (the “2017 Bond Agreement”) contains an option to issue additional bonds up to a maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the bond agreement) of not less than 2.25:1; and (c) maintain a Group equity ratio of minimum 30% (as defined in the bond agreement). At March 31, 2019, the Company was in compliance with all covenants for the 2017 Bonds.

The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since September 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
	(in thousands)
Senior Unsecured Bond
Total Bond	$(100,000)	$(100,000)
Less deferred financing costs	961	847

Total Bond, net of deferred financing costs	$(99,039)	$(99,153)

9.	Derivative Instruments Accounted For at Fair value

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange movements.

The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK denominated senior secured bonds (see Note 7—Senior Secured Bond) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK denominated 2018 Bonds due to mature in 2023.

The cross-currency interest rate swap is remeasured to fair value at each reporting date. The fair value of the cross-currency interest rate swap agreement is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets.

The fair value of this non-designated derivative instrument is presented in the Company’s consolidated balance sheet and the change in fair value is presented in the consolidated statement of income. The movement in the fair value of the non-designated cross-currency interest rate swap resulted in an unrealized gain of $0.8 million for the three months ended March 31, 2019. There is no impact on the cash flows from the remeasurement at each reporting date.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018 and March 31, 2019:

	December 31, 2018			March 31, 2019
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	(5,154)	(5,154)	(4,371)	(4,371)

10.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company as of December 31, 2018 and March 31, 2019 consist of cash, cash equivalents and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities, derivative liabilities, the 2017 Bonds and the 2018 Bonds.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The 2017 Bonds and the 2018 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to March 31, 2019. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the exchange rate as of March 31, 2019.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level three on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value.

		December 31, 2018		March 31, 2019
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2018 Bonds (note 7)	Level 2	(69,337)	(66,004)	(69,521)	(68,131)
2017 Bonds (note 8)	Level 2	(100,000)	(96,481)	(100,000)	(97,436)
Secured term loan facilities and revolving credit facilities (note 6)	Level 3	(675,738)	(588,713)	(689,463)	(584,039)

11.	Earnings per share

Basic and diluted earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	March 31, 2018	March 31, 2019
Basic and diluted net income/(loss) available to common shareholders (in thousands)	$696	$(3,257)
Basic weighted average number of shares	55,546,634	55,680,889
Effect of dilutive potential share options*:	368,540	—

Diluted weighted average number of shares	55,915,174	55,680,889

*

Due to a loss for the three months ended March 31, 2019, no incremental shares are included because the effect would be antidilutive. The number of potential dilutive shares excluded from the calculation as of March 31, 2019, is 349,936.

12.	Share-Based Compensation

On March 20, 2019, the Company granted 32,550 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $11.06 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 94,764 restricted shares to the Chief Executive Officer of the Company and a further 47,124 restricted shares were granted to officers and employees of the Company with a weighted average value of $11.06 per share. All these restricted shares vest on the third anniversary of the grant date.

During the three months ended March 31, 2019, there were 29,898 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.04 per share, which vested at a fair value of $336,054. 29,966 shares that were previously granted to the Chief Executive of the Company and 18,181 shares that were previously granted to officers and employees of the Company, all of which had a weighted average grant value of $15.80, vested at a fair value of $329,626 and $218,592 respectively.

On March 20, 2018, the Company granted 29,898 restricted shares under the 2013 Plan to non-employee directors with a weighted average value of $12.04 per share. On November 28, 2018 the Company granted a further 5,000 shares to a newly appointed non-employee director with a weighted average value of $12.30. These restricted shares vest on the first anniversary of the grant date. On March 20, 2018 the Company granted 63,728 restricted shares to the Chief Executive Officer of the Company and a further 32,916 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.04 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2018, 28,194 shares that were previously granted under the 2013 Plan to non-employee directors with a weighted average grant value of $12.77 per share vested at a fair value of $325,641.

Restricted share grant activity for the year ended December 31, 2018 and three months ended March 31, 2019 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2018	143,513	$13.82	1.49 years
Granted	131,542	12.04
Vested	(28,194)	12.77
Forfeit	(3,673)	14.16

Balance as of December 31, 2018	243,188	$12.98	1.30 years
Granted	174,438	11.06
Vested	(78,045)	14.36

Balance as of March 31, 2019	339,581	$11.68	2.09 years

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the Statement of Income over the period to the vesting date.

During the three months ended March 31, 2019, the Company recognized $345,757 in share-based compensation costs relating to share grants (three months ended March 31, 2018: $232,946). As of March 31, 2019, there was a total of $3,055,085 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2018: $1,387,104) which are expected to be recognized over a weighted average period of 2.09 years (December 31, 2018: 1.30 years).

Share options previously issued under the 2013 Plan are exercisable from the third anniversary of the grant date up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movements in the existing share options for the year ended December 31, 2018 and the three months ended March 31, 2019 was as follows:

Options	Number of non-vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2018	154,685	$17.80	6.70	—
Forfeited during the year	(6,298)	23.85	—	—
Vested	(148,387)	—	—	—

Balance as of December 31, 2018	—	—	—	$—
Granted during the period	6,000	18.95	5.78	—
Vested	—	—	—	—

Balance as of March 31, 2019	6,000	18.95	5.78	$—

On January 5, 2019, 6000 share options were granted to an employee of the company at a strike price of $18.95 under the 2013 Plan. These options are not exercisable until the first anniversary of the grant date and can be exercised up to the seventh anniversary of the grant date.

On March 17, 2018, 148,387 share options granted on March 17, 2015 at an option price of $17.80 became exercisable. None of the options vested and outstanding were exercised as of December 31, 2018.

During the year ended December 31, 2018, 18,506 of the share options that had previously vested as of December 31, 2017 were forfeited at a weighted average option price of $24.17.

During the three months ended March 31, 2019, the Company recognized no share-based compensation costs relating to options granted under the 2013 Plan (three months ended March 31, 2018: expense of $76,403 which was recognized in general and administrative costs). As of March 31, 2019, there were 349,936 share options existing and outstanding and no unrecognized compensation costs (December 31, 2018: no unrecognized compensation costs) relating to non-vested options under the 2013 Plan.

13.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2019.

	Remainder of 2019	2020	2021	2022	2023	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions*	53,000	29,500	—	—	—	—	82,500
Secured term loan facilities and revolving credit facilities	52,312	69,750	69,750	311,611	122,503	63,537	689,463
2017 Bonds	—	—	100,000	—	—	—	100,000
2018 Bonds **	—	—	—	—	71,697	—	71,697
Office operating leases	1,136	1,302	1,150	110	—	—	3,698

Total contractual obligations	$106,448	$100,552	$170,900	$311,721	$194,200	$63,537	$947,358

*

On April 26, 2019, the Company made a capital contribution of $8.0 million, reducing the remaining contributions required for 2019 from $53.0 million to $45.0 million for our portion of the capital cost for the construction of the Marine Export Terminal.

**

The Company has NOK 600 million of 2018 Bonds that mature in 2023 issued in the Norwegian Bond market (see Note 7—Senior Secured Bond). The Company has entered into a cross-currency interest rate swap agreement, to swap all interest and principal payments of the 2018 Bonds into U.S. Dollars, with the interest payments at 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million (see Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements).

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York that commenced June 1, 2017 and expires on May 31, 2020. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.

The weighted average remaining contractual lease term for the above three office leases on March 31, 2019 was 2.6 years.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 13, 2019	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer